SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
            PURSUANT TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              (Amendment No. 1)(1)

                                SAKS INCORPORATED
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)

                                   00079377W1
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                                 (CUSIP Number)

                                December 31, 1999
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             (Date of event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_| Rule 13d-1(b)

          |X| Rule 13d-1(c)

          |_| Rule 13d-1(d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SEC 1745 (02-06-98)
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CUSIP No. 00079377W1                  13G                     Page 2 of 9 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INVESTCORP, S.A.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
    Not Applicable.                                                      (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Luxembourg
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                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          7,449,994
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       7,449,994
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,449,994
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable.                                                         |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.2%
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12  TYPE OF REPORTING PERSON*

    CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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CUSIP No. 00079377W1                  13G                     Page 3 of 9 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SIPCO Limited
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
    Not Applicable.                                                      (b) |_|
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands, B.W.I.
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                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          7,449,994
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       7,449,994
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,449,994
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable.                                                         |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.2%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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CUSIP No. 00079377W1                  13G                     Page 4 of 9 Pages
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Item 1(a).  Name of Issuer.

            Saks Incorporated

Item 1(b).  Address of Issuer's Principal Offices.

            750 Lakeshore Parkway
            Birmingham, AL  35211

Item 2(a).  Name of Person Filing.

            (i)   INVESTCORP S.A.; and
            (ii)  SIPCO Limited.

Item 2(b).  Address of Principal Business Office or, if none, Residence.

            With respect to reporting person (i) above:

                  37 rue Notre Dame
                  Luxembourg

            With respect to reporting person (ii) above:

                  c/o Beaufort Financial Services
                  West Wind Building, P.O. Box 2179, Harbour Drive George Town, Grand Cayman, Cayman Islands, B.W.I.

Item 2(c).  Citizenship.

            With respect to each reporting person listed in Item 2(a) above, see
      Item 4 on the second part of the cover page for such reporting person.

Item 2(d).  Title of Class of Securities.

            Common stock, par value $0.10 per share.

Item 2(e).  CUSIP Number.

            00079377W1

Item 3. Type of Reporting Person Filing Pursuant to Rule 13d-1(b) or 13d-2(b) or
        (c).

      (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) [  ] Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) [ ] Insurance company is defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
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CUSIP No. 00079377W1                  13G                     Page 5 of 9 Pages
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      (d) [  ] Investment company registered under section 8 of the Investment
               Company Act of 1940 (15 U.S.C. 80a-8).

      (e) [  ] An investment adviser in accordance with (S)
               240.13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with (S) 240.13d-1(b)(1)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) [  ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).

               Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned as of December 31, 1999:

                  With respect to reporting person (i):

                        See Item 9 on the second part of the cover page for such
                  reporting person. Investcorp does not directly own any shares of the Common Stock. As of December 31, 1999, beneficial ownership includes 4,835,514 shares owned by three indirect wholly-owned subsidiaries of Investcorp. The remaining 2,614,480 shares shown as beneficially owned by Investcorp include the shares owned by various Cayman Islands corporations. Investcorp may be deemed to share beneficial ownership of the shares of the Common Stock held by such entities because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

                  With respect to reporting person (ii):

                        See Item 9 on the second part of the cover page for such
                  reporting person. SIPCO does not directly own any shares of the Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.
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CUSIP No. 00079377W1                  13G                     Page 6 of 9 Pages
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(b) Percent of Class:

                  With respect to reporting person (i):

                        See Item 11 on the second part of the cover page for
                  such reporting person. The shares of the Common Stock reported in paragraph (a) of this Item 4 as to which Investcorp may be deemed to share beneficial ownership constitute 5.2% of the shares of the Common Stock, based on a total of 143,816,034 shares reported by the Company to be outstanding as of October 30, 1999.

                  With respect to reporting person (ii):

                        See Item 11 on the second part of the cover page for
                  such reporting person. The shares of the Common Stock reported in paragraph (a) of this Item 4 as to which SIPCO may be deemed to share beneficial ownership constitute 5.2% of the shares of the Common Stock, based on a total of 143,816,034 shares reported by the Company to be outstanding as of October 30, 1999.

(c) Number of shares as to which the Reporting Person has:

      (i) sole power to vote or direct the vote:

                  With respect to each reporting person listed in Item 2(a)
            above, see Item 5 on the second part of the cover page for such reporting person.

      (ii) shared power to direct the vote:

            With respect to reporting person (i):

                  See Item 6 on the second part of the cover page for such
            reporting person. Investcorp shares the voting power over 4,835,514 shares of the Common Stock held by three indirect wholly-owned subsidiaries. In addition, Investcorp shares the power to direct the voting of an additional 2,614,480 shares of the Common Stock owned by various Cayman Islands corporations, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity or person has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

            With respect to reporting person (ii):

                  See Item 6 on the second part of the cover page for such
            reporting person. SIPCO does not directly own any shares of the Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its
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CUSIP No. 00079377W1                  13G                     Page 7 of 9 Pages
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            ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

      (iii) shared power to dispose or to direct the disposition of:

                  With respect to each reporting person listed in Item 2(a)
            above, see Item 7 on the second part of the cover page for such reporting person.

      (iv) shared power to dispose or to direct the disposition of:

                  With respect to reporting person (i):

                        See Item 8 on the second part of the cover page for such
                  reporting person. Investcorp shares the power to direct the disposition of 4,835,514 shares of the Common Stock held by three indirect wholly-owned subsidiaries. In addition, Investcorp shares the power to direct the disposition of an additional 2,614,480 shares of the Common Stock owned by various Cayman Islands corporations, because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity has granted such affiliate the authority to direct the voting and disposition of the Common Stock owned by such entity for so long as such agreement is in effect.

            With respect to reporting person (i):

                  See Item 8 on the second part of the cover page for such
            reporting person. SIPCO does not directly own any shares of the Common Stock. The shares listed as beneficially owned by SIPCO consist of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock.

Item 5. Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            As indicated in Item 4, Investcorp's three indirect wholly owned subsidiaries hold 4,835,514 shares of the Common Stock. SIPCO may be deemed to share beneficial ownership of the shares beneficially owned by Investcorp. The beneficial owners of the entity with which Investcorp has entered into revocable management services or other similar agreements have the right to receive the net proceeds from the sale of those shares of the Common Stock, but to the knowledge of Investcorp no such individual's interest relates to more than five percent of the Common Stock.
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CUSIP No. 00079377W1                  13G                     Page 8 of 9 Pages
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Item 7. Identification and Classification of the Subsidiary Which Acquired the
        Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8. Identification and Classification of Members of the Group.

            Not applicable.

Item 9. Notice of Dissolution of Group.

            Not applicable.

Item 10. Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 00079377W1                  13G                     Page 9 of 9 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect to it or him is true, complete and correct.

Dated as of this 14th day of February, 2000.


                                            INVESTCORP S.A.

                                            /s/ Gary S. Long
                                            --------------------------------
                                            Name: Gary S. Long
                                            Title: Authorized Representative


                                            SIPCO LIMITED

                                            /s/ Gary S. Long
                                            --------------------------------
                                            Name: Gary S. Long
                                            Title: Authorized Representative